UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Casey’s General Stores, Inc.
(Name of Subject Company)

Casey’s General Stores, Inc.
(Name of Person Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010 (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation (“Couche-Tard Sub”), as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.00 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

 ITEM 8.  ADDITIONAL INFORMATION

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

 Certain Litigation

On June 11, 2010, Casey’s filed a complaint (the “Complaint”) against Couche-Tard and Couche-Tard Sub in the United States District Court for the Southern District of Iowa alleging a market manipulation scheme perpetrated by Couche-Tard in an attempt to acquire all outstanding Casey’s Common Shares at an artificially deflated price.  The Complaint seeks, among other relief, (i) a declaration that Couche-Tard’s April 9, 2010, sale of 1,975,000 Casey’s Common Shares with the intent to artificially depress the market price of Casey’s Common Shares was in violation of Section 10(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder; (ii) a declaration that Couche-Tard’s April 9, 2010, announcement of its intention to make the Offer, without disclosing the fact that it held nearly two million shares of Casey Common Shares and intended to sell its holdings of Casey’s Common Shares after its announcement in order to reap illicit profits and to artificially depress the market price of Casey’s Common Shares, was in violation of Section 14(e) of the Exchange Act, and Rule 14e-8 promulgated thereunder; and (iii) an injunction barring Couche-Tard from taking further steps to consummate the Offer and from purchasing Casey’s Common Shares.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto.

Exhibit Number	Description

(a)(5)	Press release issued by Casey’s General Stores, Inc., dated June 11, 2010.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer

Dated: June 11, 2010

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EXHIBIT INDEX

Exhibit Number	Description

(a)(5)	Press release issued by Casey’s General Stores, Inc., dated June 11, 2010.

3